                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                        AMENDMENT NO. 3/FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D

                             ----------------------

                                 LEARONAL, INC.
                           (Name of Subject Company)
                          LIGHTNING ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                             ROHM AND HAAS COMPANY
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   522016104
                     (CUSIP Number of Class of Securities)

                             ----------------------

                                ROBERT P. VOGEL
                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:
                               WILLIAM G. LAWLOR
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

                             ----------------------

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed December 23, 1998 and the Schedule 13D filed
December 23, 1998 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Lightning Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of LeaRonal, Inc., a New York corporation (the "Company"), at $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

          The Schedule 14D-1 is hereby amended and supplemented as follows:


ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

          As provided in the Merger Agreement, following completion of the Offer, the number of directors constituting the Company's Board of Directors was increased from nine to eleven and six members of the Company's Board of Directors resigned and were replaced by eight designees of the Parent: William
C. Andrews, Bradley J. Bell, Pierre Brondeau, J. Michael Fitzpatrick, Rajiv L. Gupta, Richard C. Shipley, Charles M. Tatum and Robert P. Vogel. Three of the Company's directors, being Carl N. Graf, Irwin Lieber and Arthur M. Winston, remained on the Board of Directors pending completion of the Merger. Pursuant to the Merger Agreement, the Purchaser's Board of Directors became the Company's Board of Directors at the Effective Time.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          At 12:00 midnight, New York City time, on January 22, 1999 the Offer expired. Based on preliminary information provided by the Depositary, approximately 12,029,687 Shares (or approximately 95.9% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery. The Purchaser has accepted for payment all such Shares at the purchase price of $34.00 per Share, net to the seller in cash.

          On January 26, 1999, pursuant to the Agreement and Plan of Merger, dated as of December 20, 1998, by and among the Parent, Purchaser and the Company, Parent effected a merger of Purchaser with and into the Company in accordance with the relevant provisions of the New York Business Corporation Law (the "Merger"). Upon the consummation of the Merger, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and Shares as to which dissenters' rights are perfected) has been converted into the right to receive $34.00 in cash.

ITEM 10.  ADDITIONAL INFORMATION.

          On January 23, 1999, Parent issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(12)  Press Release dated January 23, 1999.

                                  SIGNATURES

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1999


                              LIGHTNING ACQUISITION CORP.


                              By: /s/ Bradley J. Bell
                                  __________________________________________
                                  Name: Bradley J. Bell
                                  Title: Vice President



                              ROHM AND HAAS COMPANY


                              By: /s/ J. Lawrence Wilson
                                  __________________________________________
                                  Name: J. Lawrence Wilson
                                  Title: Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT
-------
(a)(1)     Offer to Purchase, dated December 23, 1998.*
(a)(2)     Letter of Transmittal.*
(a)(3)     Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)     Press Release dated December 21, 1998.*
(a)(8)     Press Release dated December 23, 1998.*
(a)(9)     Summary Advertisement.*
(a)(10)    Press Release dated January 11, 1999.*
(a)(11)    Press Release dated January 14, 1999.*
(a)(12)    Press Release dated January 23, 1999.
(b)        None.
(c)(1) Agreement and Plan of Merger, dated as of December 20, 1998, by and among Parent, Purchaser and the Company.*
(c)(2) Confidentiality Agreement, dated as of October 21, 1998, by and between Parent and the Company.*
(c)(3) Tender and Option Agreement, dated as of December 20, 1998, by and among Parent, Purchaser and certain stockholders of the Company.*
(c)(4)     Form of Employment Agreement, dated as of December 20, 1998.*
(d)        None.
(e)        Not applicable.
(f)        None.

* Previously filed.